FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2003

HOLMES FINANCING (No 1) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 November 2002 to 09 December 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	367,871	24,273,385
Replenishment	11,592	909,352
Repurchased	(9,187)	(649,880)
Redemptions	(6,974)	(680,321)
Losses	(13)	(14)
Other Movements	0	0
Carried Forward	363,289	23,852,522

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	463,087	32,557,789
Repurchased	(99,893)	(6,917,818)
Redemptions	(114,935)	(8,186,244)
Losses	(161)	(419)
Other Movements	0	0
Carried Forward	363,289	23,852,522

	Period CPR	Annualised CPR	
1 Month	5.58%	89.45%	**(including
3 Month	14.39%	77.90%	redemptions and
12 Month	43.28%	43.28%	repurchases)

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	32.64	months
Weighted Average Loan size	£65,657.15	
Weighted Average LTV	78.14%	*** (see below)
Weighted Average Remaining Term	19.34	Years

Product Type Analysis	£000's	%
Variable Rate	12,055,065	50.54%
Fixed Rate	6,258,901	26.24%
Tracker Rate	5,538,556	23.22%
	23,852,522	100.00%

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 November 2002 to 09 December 2002

As at 9th December 2002 approximately 5% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,247	840,358	3.52%
East Midlands	19,679	1,083,175	4.54%
Greater London	64,826	5,463,471	22.91%
North	16,314	780,177	3.27%
North West	43,650	2,229,968	9.35%
South East	99,257	7,725,836	32.39%
South West	28,999	1,852,671	7.77%
Wales	18,992	918,740	3.85%
West Midlands	24,960	1,390,663	5.83%
Yorkshire and Humberside	24,349	1,180,798	4.95%
Unknown	8,016	386,665	1.62%
Total	363,289	23,852,522	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	6,342	259,419	1.09%
25.01 - 50.00	38,946	2,092,374	8.77%
50.01 - 75.00	93,538	6,573,036	27.56%
75.01 - 80.00	19,305	1,391,901	5.84%
80.01 - 85.00	24,918	1,857,288	7.79%
85.01 - 90.00	54,293	4,154,780	17.42%
90.01 - 95.00	125,947	7,523,724	31.54%
Total	363,289	23,852,522	100.00%

*** The balance is the current outstanding balance on the account
   including accrued interest. The LTV is that at origination and
   excludes any capitalised high loan to value fees, valuation fees
   or booking fees.

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 November 2002 to 09 December 2002

Arrears

Band	Number	Principal	Overdue	%
Current	353,996	23,320,019	(1,338)	97.79%
1.00 - 1.99 months	6,269	359,287	2,868	1.51%
2.00 - 2.99 months	1,426	82,210	1,212	0.34%
3.00 - 3.99 months	655	36,984	794	0.16%
4.00 - 4.99 months	319	16,733	468	0.07%
5.00 - 5.99 months	208	10,699	348	0.04%
6.00 -11.99 months	351	18,557	896	0.08%
12 months and over	31	1,358	143	0.01%
Properties in Possession	34	1,191	93	0.00%
Total	363,289	23,847,038	5,484	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Shares of Trust last Distribution Date (09 December 2002)

	£000's	%
Funding Share	13,694,271	57.41325%
Seller Share	10,158,013	42.58675%
	23,852,522	100.00000%

Minimum Seller Share	953,881	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	751,291
Additional Amounts Accumulated	59,709
Payment of Notes	0
Carried Forward	811,000

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 November 2002 to 09 December 2002

Excess Spread

Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/10/2002	£185,000,000.00	£56,890,739.99
Required Amount as at 15/10/2002	£185,000,000.00	£73,825,687.00
Percentage of Notes	1.35%	0.41%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	43	1,685
Repossessed in Period	9	393
Sold in Period	(18)	(794)
Carried Forward	34	1,284

	Cumulative	
	Number	£000's
Repossessed to date	223	10,383
Sold to date	(189)	(9,099)
Carried Forward	34	1,284

Repossession Sales Information

Average time Possession to Sale	80 Days
Average arrears at time of Sale	£3,109

MIG Claim Status

	Number	£000's
MIG Claims made	124	903
MIG Claims outstanding	23	153

Average time claim to payment	32

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion


Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 November 2002 to 09 December 2002


Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
02Q3	-	703	-	-	352	0
02Q4	-	-	-	-	352	0

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
02Q4	-	-	-	-	-	-
03Q1	-	-	750	-	-	-
03Q2	-	-	-	-	-	-
03Q3	600	-	-	-	-	481
03Q4	-	176	-	191	-	481
04Q1	-	176	-	191	-	-
04Q2	-	176	-	191	-	-
04Q3	-	176	-	191	-	-
04Q4	-	-	-	-	698	-
05Q1	-	-	750	-	-	-
05Q2	-	-	-	-	-	801
05Q3	650	-	-	-	-	-
05Q4	-	125	-	-	-	-
06Q1	-	125	-	-	-	-
06Q2	-	125	-	-	-	-
06Q3	-	125	500	1,340	-	-
06Q4	-	-	-	350	875	-
07Q1	-	-	-	-	-	-
07Q2	-	-	-	-	-	634
07Q3	575	-	-	-	-	-
07Q4	-	300	-	-	-	770

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 08 November 2002 to 09 December 2002

08Q1	-	-	-	-	-	-
08Q2	-	-	-	-	-	500
08Q3	-	-	-	-	-	-
08Q4	-	-	-	-	-	-
09Q1	-	-	-	-	-	-
09Q2	-	-	-	-	-	-
09Q3	-	-	-	-	-	-
09Q4	-	-	-	-	-	-
10Q1	-	-	-	-	-	-
10Q2	-	-	-	-	-	-
10Q3	250	-	-	-	-	-
10Q4	-	-	-	-	-	-

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 November 2002 to 09 December 2002



Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
£ millions
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
02Q4
03Q4
04Q4
05Q4
06Q4
07Q4
08Q4
09Q4
10Q4
Period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated: 9 January 2003   **By _/s/ Peter Lott**
                                                                 (Authorised Signatory)